DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.335.4501

July 7, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720
Attention: Suzanne Hayes

Re:                             Kadmon Holdings, LLC

Registration Statement on Form S-1

Filed June 10, 2016

File No. 333-211949

Dear Ms. Hayes:

This letter is submitted on behalf of Kadmon Holdings, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 publicly filed on June 10, 2016 (the “Registration Statement”), as set forth in your letter dated June 21, 2016 addressed to Dr. Harlan W. Waksal, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing, via the EDGAR system, Amendment No. 1 to a Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Certain Relationships and Related Party Transactions, page 183

1.                                      Please revise to disclose the basis on which 72 KDMN is a related person. Also, revise here and on page 164 to identify 72 KDMN’s affiliates. Revise footnote (2) on page 195, as applicable, to explain whether 72 KDMN holds a majority stake in Kadmon I. Also, file the June 2016 agreement as an exhibit to the registration statement.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on (i) page 166 of Amendment No. 1 to remove the references to 72 KDMN’s “affiliates,” which modification now accurately reflects the terms of the agreement, and (ii) page 186 of Amendment No. 1 to disclose the basis on which 72 KDMN is a related person.  The Company respectfully advises the Staff that, as of March 31, 2016 and as of the date of this letter, 72KDMN was the beneficial owner of a 17.6% membership interest in Kadmon I and, accordingly, has not revised footnote (2) on page 197 of Amendment No.1 to reflect such minority interest.  The Company has filed the June 2016 agreement as Exhibit 10.54 to Amendment No. 1.

Selling Stockholders, page SS-3

2.                                      Please revise the footnote disclosure to identify the natural person(s) holding dispositive or voting control over the shares.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages SS-3 through and including SS-6 of Amendment No. 1 as requested.

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[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:                                Harlan W. Waksal, M.D., Kadmon Holdings, LLC

Konstantin Poukalov, Kadmon Holdings, LLC

Steven N. Gordon, Esq., Kadmon Holdings, LLC

David C. Schwartz, Esq., DLA Piper LLP (US)

Peter N. Handrinos, Esq., Latham & Watkins LLP